UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.            )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TAIHEIYO CEMENT CORPORATION

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

JAPAN

(Jurisdiction of Subject Company’s Incorporation or Organization)

TAIHEIYO CEMENT CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Katsuhide Fukuhara

Daiba Garden City Building, 2-3-5

Daiba, Minato-ku

Tokyo 135-8578, Japan

Tel: +81 (3) 5531-7333

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Scott H. Kimpel, Esq.

Hunton & Williams, LLP

2200 Pennsylvania Avenue NW

Washington, D.C. 20037

(202) 955-1524

May 12, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.

99.1	Notice of Share Exchange (English translation)

(b)	Not applicable.

Item 2.	Informational Legends

Included in documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X has been filed by Taiheiyo Cement Corporation with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on May 12, 2016.

(2)	Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Katsuhide Fukuhara
Name:	Katsuhide Fukuhara
Title:	Executive Officer, General Manager, Corporate Planning Department

Date: May 12, 2016

INDEX TO EXHIBITS

The following is a complete list of exhibits filed as part of this Form CB:

Exhibit No.	Exhibit

99.1	Notice of Share Exchange (English translation)